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                           April 30, 2020

       Nicholas Alexos
       Executive Vice President and Chief Financial Officer
       Univar Solutions Inc.
       3075 Highland Parkway
       Suite 200
       Downers Grove, IL 60515

                                                        Re: Univar Solutions
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No. 001-37443

       Dear Mr. Alexos:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 15. Exhibits and Financial Statement Schedules
       Exhibits 31.1 and 31.2, page 88

   1.                                                   The introductory
portion of paragraph 4 of your Section 302 certifications omits the internal control over
financial reporting language, which became required in your first annual report that
contained management's report on internal control over financial reporting. It continues
to be required in the Section 302 certifications of all periodic reports filed
thereafter. Please amend your Form 10-K accordingly. Refer to the guidance in Question 246.13 of
the Division's Compliance and Disclosure Interpretations
                                                        for Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicholas Alexos
Univar Solutions Inc.
April 30, 2020
Page 2

        You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at
(202) 551-3769,
if you have any questions.



FirstName LastNameNicholas Alexos                       Sincerely,
Comapany NameUnivar Solutions Inc.
                                                        Division of Corporation
Finance
April 30, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName